UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **:** ___***March 23, 2005***___



RICHARDSON ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	***0-12906***	***36-2096643***
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois	***60147-0393***
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: ___***(630) 208-2200***___

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure
Download **FORM 8-K** in PDF format

For Immediate Release

For Details, Please Contact:

Ed Richardson

Chairman and Chief Exective Officer
Richardson Electronics, Ltd.

Phone: (630)208-2340
E-mail: info@rell.com

Dario Sacomani

Senior Vice President and Chief Financial Officer
Richardson Electronics, Ltd.

Richardson Reports Fiscal Third Quarter Sales of $141.7 Million, up 11% from the Prior Year

LaFox, IL, Wednesday March 23, 2005:   Richardson Electronics, Ltd. (NASDAQ: RELL) today reported results for the third quarter of fiscal 2005, which ended February 26, 2005. Sales in the quarter were $141.7 million, an increase of 11.3% from the third quarter of fiscal 2004. Net loss was $2.1 million, or $0.12 per share, in the quarter, which included restructuring, incremental tax provisions and other charges of $2.9 million after-tax ($4.2 million pre-tax). Net income in the third quarter of fiscal 2004 was $1.0 million, or $0.07 per share.

The Company implemented restructuring actions at the end of the third quarter of fiscal 2005, which included changes in management and a reduction in workforce, to accelerate the alignment of operations with the Company's engineered solutions strategy and improve operating efficiency. Severance charges of $2.2 million and inventory write-down charges of $0.9 million were recorded in the quarter primarily related to the restructuring actions, which included de-emphasizing certain product lines. The Company also recorded charges of $0.8 million associated with previously capitalized freight, which will now be reported as a period expense, and an incremental bad debt provision of $0.3 million. The severance and bad debt charges were recorded to selling, general and administrative expense. Incremental tax provisions of $0.2 million were taken in the quarter related to foreign tax exposures and assessments.

Product margin (sales less direct product cost) increased to 26.5% of sales in the third quarter of fiscal 2005 compared to 26.0% of sales in the third quarter of fiscal 2004. Gross margin declined to 23.8% of sales in the quarter from 24.8% in the prior year quarter primarily due to the restructuring which included write-downs of inventory and previously capitalized freight as stated above.

Sales Highlights - Third Quarter Fiscal 2005 Compared to Third Quarter Fiscal 2004

The Company recorded its eleventh consecutive quarter of year over year sales growth as all four strategic business units and all four geographic areas increased sales over the prior year. RF/Wireless Communications sales grew 16.6% led by continued strength in infrastructure and network access demand, particularly in Asia. Sales in the Display Systems Group increased 16.0% with continued growth in custom display sales to the financial market. Industrial Power Group sales grew 7.8% led by increased demand in the United States for both power component and tube products. Sales in the Security Systems Division were up 1.4% on higher private label sales.

Geographically, the Company's sales in Asia/Pacific were up 29.7% with strong growth continuing in China for wireless and industrial power products. Sales in North America grew 7.4% led by increased demand for security systems in Canada and display systems in the United States. Sales in Europe were up 6.8% with continued growth in wireless sales, particularly in France, Israel and Spain. Sales in Latin America increased 2.1% with growth in wireless demand.

"Demand for our products and engineered solutions continues to grow worldwide," said Edward J. Richardson, Chairman of the Board and Chief Executive Officer. "The restructuring actions taken in the third quarter will accelerate our ability to better serve our customers and sustain earnings growth through engineered solutions."

On Thursday, March 24, 2005 at 9:00 a.m. CST, Mr. Edward J. Richardson, Chairman and Chief Executive Officer will host a conference call to discuss the release. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial 800-553-0329 approximately five minutes prior to the start of the call. A replay of the call will be available from 12:30 p.m. on March 24, 2005 through June 30, 2005. The telephone numbers for the replay are (USA) 800-475-6701 and (International) 320-365-3844; access code 774694.

This release includes certain "forward-looking" statements as defined by the SEC. Statements in this press release regarding the Company's business which are not historical facts represent "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's annual report on form 10-K. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of "engineered solutions," serving the RF and wireless communications, industrial power conversion, security and display systems markets. The Company delivers engineered solutions for its customers' needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.

RICHARDSON ELECTRONICS, LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS
ENDED FEBRUARY 26, 2005 AND FEBRUARY 28, 2004
(In thousands, except per share amounts, unaudited)

	Three months ended		Nine months ended	
	February 26, 2005	February 28, 2004	February 26, 2005	February 28, 2004
Net sales	$ 141,700	$ 127,267	$ 431,421	$ 374,523
Cost of products sold	108,033	95,802	327,271	283,102
Gross margin	33,667	31,465	104,150	91,421
Selling, general and administrative expenses	34,009	27,030	95,273	78,269
Operating (loss) income	(342)	4,435	8,877	13,152
Other expenses, net	2,404	2,942	7,499	7,934
(Loss) income before income taxes	(2,746)	1,493	1,378	5,218
Income tax provision	(688)	493	526	1,621
Net (loss) income	$ (2,058)	$ 1,000	$ 852	$ 3,597
Net (loss) income per share - basic:				
Net (loss) income per share	$ (0.12)	$ 0.07	$ 0.05	$ 0.26
Average shares outstanding	17,299	14,102	16,818	14,002
Net (loss) income per share - diluted:				
Net (loss) income per share	$ (0.12)	$ 0.07	$ 0.05	$ 0.25
Average shares outstanding	17,299	14,560	17,085	14,374
Dividends per common share	$ 0.04	$ 0.04	$ 0.12	$ 0.12

RICHARDSON ELECTRONICS, LTD
SALES AND GROSS MARGIN
FOR THIRD QUARTER FISCAL 2005 AND 2004
ENDED FEBRUARY 26, 2005 AND FEBRUARY 28, 2004
(In thousands, unaudited)

By Business Unit:

	SALES			GROSS MARGIN			
	FY 2005	FY 2004	% Change	FY 2005	% of Sales	FY 2004	% of Sales
Third Quarter							
RFWC	$ 65,268	$ 55,973	16.6%	$ 13,533	20.7%	$ 13,162	23.5 %
IPG	29,657	27,514	7.8%	8,891	30.0%	8,383	30.5 %
SSD	25,607	25,260	1.4%	6,260	24.4%	6,394	25.3 %
DSG	19,498	16,813	16.0%	4,097	21.0%	4,146	24.7 %
Other	1,670	1,707		886		(620)	
Total	$ 141,700	$ 127,267	11.3%	$ 33,667	23.8%	$ 31,465	24.7 %
Fiscal Year to Date							
RFWC	$ 197,053	$ 163,493	20.5%	$ 43,864	22.3%	$ 37,190	22.7 %
IPG	90,608	81,232	11.5%	27,525	30.4%	27,730	30.4 %
SSD	78,728	76,541	2.9%	20,062	25.5%	19,419	25.4 %
DSG	60,040	47,756	25.7%	13,528	22.5%	12,132	25.4 %
Other	4,992	5,501		(829)		(2,050)	
Total	$ 431,421	$ 374,523	15.2%	$ 104,150	24.1%	$ 91,421	24.4 %

By Geographic Area:

	SALES			GROSS MARGIN			
	FY 2005	FY 2004	% Change	FY 2005	% of Sales	FY 2004	% of Sales
Third Quarter							
North America	$ 73,443	$ 68,392	7.4%	$ 19,047	25.9%	$ 17,681	25.9 %
Europe	31,118	29,124	6.8%	9,425	30.3%	8,480	29.1 %
Asia/Pacific	30,652	23,630	29.7%	7,104	23.2%	5,640	23.9 %
Latin America	5,544	5,428	2.1%	1,458	26.3%	1,243	22.9 %
Corporate	943	693		(3,367)		(1,579)	
Total	$ 141,700	$ 127,267	11.3%	$ 33,667	23.8%	$ 31,465	24.7 %
Fiscal Year to Date							
North America	$ 227,548	$ 199,468	14.1%	$ 58,783	25.8%	$ 52,244	26.2 %
Europe	94,284	86,025	9.6%	27,047	28.7%	24,825	28.9 %
Asia/Pacific	91,217	71,120	28.3%	21,560	23.6%	16,227	22.8 %
Latin America	15,392	15,102	1.9%	4,184	27.2%	3,541	23.4 %
Corporate	2,980	2,808		(7,424)		(5,416)	
Total	$ 431,421	$ 374,523	15.2%	$ 104,150	24.1%	$ 91,421	24.4 %

Note: Fiscal 2004 data has been reclassified to conform with the fiscal 2005 presentation. Direct Export and a portion of Corporate have been reclassified to the identified geographic areas based on ship to location.
Europe includes sales and gross margins to Middle East and Africa.
Corporate consists of freight and other non-area specific sales and gross margins.

RICHARDSON ELECTRONICS, LTD
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	As of	
	February 26, 2005	May 29, 2004
	(unaudited)	
ASSETS		
Current Assets		
Cash	$ 22,737	$ 16,927
Account receivable, net	109,920	106,130
Inventories	107,116	92,297
Other	18,265	19,739
Total current assets	258,038	235,093
Property, plant and equipment, net	33,541	30,589
Goodwill and intangible assets	7,218	6,726
Other assets	10,628	6,806
Total assets	$ 309,425	$ 279,214
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 37,439	$ 33,473
Accrued liabilities	19,464	23,224
Current portion of long-term debt	12	4,027
Total current liabilities	56,915	60,724
Long-term debt, less current portion	134,042	133,813
Other non-current liabilities	1,117	241
Total liabilities	192,074	194,778
Stockholders' Equity	117,351	84,436
Total liabilities and stockholders' equity	$ 309,425	$ 279,214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RICHARDSON ELECTRONICS, LTD.

Date: **March 23, 2005**   By: **/s/ DARIO SACROMANI**

Name: Dario Sacromani
Title: Senior Vice President and
          Chief Financial Officer